Gibson, Dunn & Crutcher LLP 811 Main Street Houston, TX 77002-6117 Tel 346.718.660 www.gibsondunn.com

October 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:             Joseph Klinko
John Cannarella
Irene Barberena-Meissner
Laura Nicholson

Re:                       Aris Water Solutions, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 7, 2021
File No. 333-259740
CORRESP filed October 12, 2021

Ladies and Gentleman:

On behalf of our client Aris Water Solutions, Inc., a Delaware corporation (the “Company”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission contained in your letter dated October 12, 2021 (the “Comment Letter”) regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) and the above-referenced correspondence filing. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Concurrently with this response letter, the Company is providing the Staff, on a supplemental basis, with draft revisions to the Registration Statement (the “Supplemental Draft”), marked to show changes made to the draft revisions submitted to you on October 8, 2021. The Supplemental Draft includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes to update certain disclosure contained in the Registration Statement. We hereby confirm that all changes proposed herein, to the extent not further revised in response to any additional Staff comments, will be included in Amendment No. 2 to the Registration Statement.

U.S. Securities and Exchange Commission
Division of Corporation Finance
October 13, 2021

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in the responses to page numbers and section headings refer to page numbers and section headings in the Supplemental Draft.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.	Please revise to disclose the percentage of combined voting power of your common stock that will be held by your Existing Owners immediately after the offering.

Response:  We acknowledge the Staff’s comment and have revised the prospectus cover page of the Supplemental Draft accordingly.

Organizational Structure, page 11

2.	Please reflect the ownership of Class B common stock in the diagram reflecting your ownership structure immediately following the offering and related transactions.

Response:  We acknowledge the Staff’s comment and have revised page 14 of the Supplemental Draft accordingly.

Note (a), page F-6

3.
Please reconcile the information regarding your pro forma cash adjustment with the corresponding information under Use of Proceeds on page 60, with regard to your acquisition of newly issued units and the distribution.

Response:  We acknowledge the Staff’s comment and have revised page 60 and F-6 of the Supplemental Draft accordingly.

Note (b), page F-6

4.
We note that you are showing within your draft revisions to the pro forma information, a pro-forma liability of $75.7 million associated with your Tax Receivable Agreement.  Please disclose the number of Solaris LLC Units that are assumed to be redeemed by Existing Owners and any other material factors that were utilized in your calculation of this adjustment. Given your disclosure on page 114, indicating you expect payments under this agreement "will be substantial," may likewise cause a "substantial negative impact" on your liquidity, will continue for more than 20 years, and if there is a change of control or the agreement terminates early, that you would be required to make a substantial, immediate lump-sum payment, further disclosure of key provisions and reasonably likely effects should be made.

U.S. Securities and Exchange Commission
Division of Corporation Finance
October 13, 2021

For example, in considering the objective and disclosure requirements outlined in FASB ASC 850-10-10 and 10-50, we believe that you should discuss the circumstances under which conversion or termination may occur and would be reasonably likely to occur, implications of either event for common shareholders (e.g., valuation of interests and dividend payments), quantification of the liability that would arise upon conversion and the payment that would be required if you experience a change of control or if the agreement terminates early, based on circumstances prevailing at the end of the period covered by your report, also any material assumptions made in compiling these figures and the reasonably possible range of effects that may occur if differences between your assumptions and actual events or circumstances arise.

Please include corresponding disclosures in the Prospectus Summary and among the Risk Factors. Given your view of the payments that will be required under the arrangement as substantial, similarly expand your disclosure in the Liquidity and Capital Resources section of MD&A on page 73 to address the implications and reasonably possible timing of events to comply with Item 303(a)(1) of Regulation S-K.

Response:  We acknowledge the Staff’s comment and have revised pages 13, 53, 77, 116, 117, 118 and F-6 of the Supplemental Draft accordingly.

Unaudited Pro Forma Condensed Consolidated Financial Statements
Pro Forma Adjustments and Assumptions
Note (i), page F-7

5.
We note your disclosure that on a pro forma basis, basic earnings per share and diluted earnings per share are the same as there were no antidilutive securities during the periods presented. Please address each of the following issuance of potentially dilutive securities with respect to their effect on 1) basic shares outstanding and 2) diluted shares outstanding; for all periods presented:

•
632,353 shares of Class A common stock underlying restricted stock units or other awards to be granted to certain employees and non-employee directors pursuant to the 2021 Plan immediately after the closing of this offering; and

•	Convertible securities including the 34,078,344 shares of Class A common stock reserved for issuance upon exchange of the Solaris LLC Units as disclosed on page 22.

Please clarify the nature of the restrictions associated with the restricted stock units and specify if they are contingently returnable. Refer to ASC 260-10-45-12A. If you believe that potentially dilutive securities are antidilutive, please clarify how this would apply to both the annual and interim pro forma periods if this is your view.

Response:  We acknowledge the Staff’s comment and have revised page F-8 of the Supplemental Draft accordingly.

U.S. Securities and Exchange Commission
Division of Corporation Finance
October 13, 2021

Exhibits

6.	We note your response to prior comment 4. Please file your final form of amended and restated certificate of incorporation as an exhibit to your registration statement.

Response:  We acknowledge the Staff’s comment and have included a final form of the Company’s amended and restated certificate of incorporation with the Supplemental Draft.  The Company also hereby confirms that it will file such final form as an exhibit to Amendment No. 2 to the Registration Statement.

Please direct any questions concerning this letter to the undersigned at (346) 718‑6602 or hholmes@gibsondunn.com.

Very truly yours,

/s/ Hillary H. Holmes

Hillary H. Holmes

GIBSON, DUNN & CRUTCHER LLP

cc:
William A. Zartler, Founder and Executive Chairman
Amanda M. Brock, President and Chief Executive Officer
Brenda R. Schroer, Chief Financial Officer
Andrew L. Fabens, Gibson, Dunn & Crutcher LLP
Thomas J. Kim, Gibson, Dunn & Crutcher LLP